

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 5, 2008

VIA U.S. MAIL and FACSIMILE (812) 377-4453

Marsha L. Hunt
Vice President – Corporate Controller
Cummins, Inc.
500 Jackson Street, Box 3005
Columbus, Indiana 47202-3005

   RE: Cummins, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed February 26, 2008
      File No. 001-04949

Dear Ms. Hunt:

   We have reviewed your response dated November 24, 2008 and related filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 71

Note 1. Summary of Significant Accounting Policies, page 76

1. Please refer to prior comment 3. We note that your proposed disclosure does not explain the significant terms of the return rights you grant to customers. Please revise future filings to explain the terms of the return rights or, as noted in your response, disclose that you do not provide any significant return rights to your customers.

2. Further, with respect to your proposed disclosure about sales incentives, please disclose in future filings the nature of your sales incentive programs similar to your response, as well as how you account for each program. For example, we note from your response that for volume rebates, you accrue for the expected amount of these rebates at the time of the original sale and update your accruals quarterly based on our best estimate of the volume levels the customer will reach during the measurement period.

Note 2. Investments in Equity Investees and Related Party Transactions, page 83

3. Please refer to prior comment 1. Given the significance of the income earned from equity investees, the significant number of different equity investees you have, and the fact that you believe the nature of the joint venture operations are integral to your operations and are an essential part of your worldwide business strategy, please tell us what consideration you gave to providing more information about the underlying equity affiliates to allow investors to better understand the nature and individual results of the businesses. Specifically, given the integrated nature of these entities with your consolidated business, tell us whether you would consider expanding the existing summarized information provided pursuant to Rule 4-08(g) of Regulation S-X to present certain or all equity investees separately. As part of your response, please tell us whether you have historically evaluated whether important trends in the underlying equity investees exists, and if so, whether you would provide separate information about those affiliates in those cases.

4. Please tell us and disclose in future filings whether the equity earnings information on the face of the statements of operations is presented gross or net of U.S. and foreign income taxes.

Marsha L. Hunt
Cummins, Inc.
December 5, 2008
Page 3

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

                                Sincerely,

                                Kate Tillan
                                Assistant Chief Accountant